# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Eldorado Gold Corp, CIK 0000918608
CUSIP: 284902509
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 550 BURRARD STREET, 11TH FLOOR,, VANCOUVER, British Columbia Canada (A1), V6C2B5
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001817646

## Reporting persons
- L1 Capital Pty Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 10,440,333; shared voting power 0; sole dispositive power 10,440,333; shared dispositive power 0; aggregate amount beneficially owned 10,440,333 (5.2567% of the class)

## Item 1. Issuer
Name of issuer: Eldorado Gold Corp
Address of issuer's principal executive offices:
550 BURRARD STREET, 11TH FLOOR,, VANCOUVER, BRITISH COLUMBIA, CANADA
V6C2B5

## Item 2. Person Filing
Name of person filing: L1 Capital Pty Ltd
Address of principal business office or, if none, residence:
LEVEL 45
101 COLLINS STREET
MELBOURNE VIC 3000, Australia
00000
Citizenship: AUSTRALIA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Australian investment manager and Australian Financial Services License (AFSL) holder regulated by the Australian Securities and Investments Commission (ASIC)

## Item 4. Ownership
Amount beneficially owned:
10,440,333

The amount in Rows (5), (7) and (9) consists of 10,440,333 shares of common stock owned by the L1 Long
Short Fund Limited, the L1 Capital Long Short Fund, the L1 Capital Long Short (Master) Fund, the L1 Gold
Fund Limited, the L1 Capital Global Long Short Fund, the L1 Global Long Short Fund Limited, and the L1
Capital Global Long Short (Master) Fund, all controlled and managed by L1 Capital Pty Ltd. The percentage set forth on Row (11) of the cover page for the reporting person is based on 198,610,592 shares of Common
Stock outstanding.
Percent of class: 5.2567
Sole power to vote or to direct the vote: 10,440,333
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 10,440,333
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Pty Ltd: /s/ Joel Arber, Joel Arber, Director (05/15/2026)